Navigator Holdings Ltd.

21 Palmer Street

London, SW1H 0AD, United Kingdom

November 15, 2013

Via EDGAR

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigator Holdings Ltd.
Registration Statement on Form F-1 (as amended)
File No. 333-191784

Ladies and Gentlemen:

On behalf of Navigator Holdings Ltd. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form F-1 be accelerated to 2 p.m. (Washington, D.C. time) on November 19, 2013, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated November 13, 2013, the Company hereby acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

—

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours, Navigator Holdings Ltd.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer